SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Acceleron Pharma Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00434H108
(CUSIP Number)

Scott Epstein
Avoro Capital Advisors LLC
110 Greene Street, Suite 800
New York, NY 10012
(212) 937-4970

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 00434H108	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON AVORO CAPITAL ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP Number 00434H108	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON BEHZAD AGHAZADEH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP Number 00434H108	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D filed on October 5, 2021 (the “Original Schedule 13D”, and as amended hereby, the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Acceleron Pharma Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 4 and 5 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 19, 2021, the Offer expired. A total of 38,752,614 shares of Common Stock were validly tendered and not withdrawn. Purchaser accepted for purchase all shares of Common Stock validly tendered and not withdrawn in the Offer. On November 22, 2021, pursuant to the terms of the Merger Agreement, the Merger was consummated. As a result of the Merger and pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each share of Common Stock outstanding (except treasury shares and shares that are entitled to and demand appraisal rights) was cancelled and converted into the right to receive $180.00 per share, without interest, and less any applicable tax withholding. As a result of the cancellation and conversion of the shares of Common Stock held by the Reporting Persons and the completion of the Merger, the Reporting Persons are no longer the beneficial owners of any shares of Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a)	As a result of the cancellation and conversion of the shares of Common Stock as a result of the Merger, the Reporting Persons do not have, and may not be deemed to have, beneficial ownership of any shares of Common Stock.

(b)	As a result of the cancellation and conversion of the shares of Common Stock as a result of the Merger, the Reporting Persons do not have, and may not be deemed to have, any voting or dispositive powers with respect to any shares of Common Stock.

(c)	Other than the cancellation and conversion of the shares of Common Stock as a result of the Merger, there have been no transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Original Schedule 13D.

(e)	November 22, 2021

CUSIP Number 00434H108	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 24, 2021

Avoro Capital Advisors LLC

/s/ Scott Epstein
Name: Scott Epstein
Title: Chief Financial Officer & Chief Compliance Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH